SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to ______________

Commission File Number: 000-32825

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresh Brands, Inc.
2215 Union Avenue
Sheboygan, Wisconsin 53081

The Exhibit Index is on page 16 of the sequentially numbered pages.

Page 1 of 17 pages

REQUIRED INFORMATION

The following financial statements and schedules of the Fresh Brands Distributing Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, are included within.

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2004 and 2003, Supplemental
Schedule as of December 31, 2004, and
Report of Independent Registered Public
Accounting Firm

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	5
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	6
Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2004 and 2003	7
Notes to Financial Statements	8-12
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2004	13-14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Fresh Brands
Distributing Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Fresh Brands Distributing Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 17, 2005

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Cash and investments:
Cash	$175,630	$214,429
Investments, at fair value	3,682,179	21,154,384
Participant loans	34,692	34,358

Total cash and investments	3,892,501	21,403,171
Receivables:
Employee contributions	12,826	--
Employer contributions	321,939	217,232
Accrued Interest	7,927	10,338
Due from brokers	15,355,390	--

Total receivables	15,698,082	227,570

Total assets	19,590,583	21,630,741

LIABILIITES:
Due to brokers	--	74,782

NET ASSETS AVAILABLE FOR BENEFITS	$19,590,583	$21,555,959

See notes to financial statements.

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
ADDITIONS:
Contributions:
Employer	$456,920	$304,138
Participants	755,110	780,068
Rollover	--	41,600

Total contributions	1,212,030	1,125,806

Net appreciation (depreciation) in fair market value of investments	173,170	(518,145)
Investment income	210,376	411,746

Total additions	1,595,576	1,019,407

DEDUCTIONS:
Benefits paid to participants	3,521,598	3,480,079
Administrative fees	39,354	28,384

Total deductions	3,560,952	3,508,463

NET DECREASE	(1,965,376)	(2,489,056)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,555,959	24,045,015

End of year	$19,590,583	$21,555,959

See notes to financial statements.

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Fresh Brands Distributing Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document.

General—The Plan is a defined contribution, discretionary profit sharing plan which covers all non-union employees of Fresh Brands Distributing, Inc. (the “Company”) who satisfy the Plan’s eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility—Employees become eligible to participate in the salary deferral and employer matching portion of the Plan after completing one hour of service. Employees become eligible to participate in the profit sharing provision of the Plan on the January 1 after the plan year in which the employee completes one year of credited employment, as defined. A participant must complete 1,000 hours of service in a plan year and be employed as of December 31 to receive a profit sharing contribution for that year.

Plan Administration—The Plan trustee is Marshall & Ilsley Trust Company (the “Trustee”). The Plan is administered by the Company which uses the services of the Trustee to maintain the individual participant accounts. Effective January 2, 2005, MFS Retirement Services, Inc. will become the trustee of the Plan.

In order to prepare for the conversion to the new trustee, funds were sold at December 31, 2004. The proceeds were not received by the Plan until January 3, 2005 which established a large receivable from brokers.

Contributions—Participating employees can elect to defer in whole percentages, up to 25%, of their annual compensation by means of a salary reduction agreement. Participants age 50 or older are allowed to make “catch-up” contributions, subject to Internal Revenue Code limitations. The Company is required to match elective deferrals to the Plan at a rate of 25% of the first 4% of annual compensation. The Company can also make discretionary contributions at the discretion of Plan management. Employees can also contribute into their individual accounts benefit credit dollars provided to them under the Company’s cafeteria, health and welfare plan. All contributions are subject to certain IRC limitations.

Vesting—Participants are immediately vested in their contributions, the Company’s matching contributions, and the actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Upon disability, death, and under certain retirement conditions, participants become fully vested in their account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $10,313 and $12,632, respectively. Forfeitures are used to reduce employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $10,344.

Benefits—Vested balances can be distributed in either of two forms: (1) qualified joint and survivor annuities, or (2) lump-sum payments. Vested balances of less than $5,000 must be distributed in a lump-sum payment.

Participant Accounts—Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant balances or earnings, as defined.

Investment Options—Participants may direct their contributions to any one or any combination of the Plan’s investment funds. Employer matching and discretionary contributions are invested in the same funds as the participant portion. Participants may change their investment elections quarterly. A description of each investment option is provided below:

M&I Stable Principal Fund—is a collective fund managed by M&I Investment Management Corp., with an objective to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Stable Principal Fund is primarily invested in traditional and synthetic investment contracts of banks and insurance companies.

M&I Growth Balanced Fund—is a collective fund managed by M&I Investment Management Corp. which seeks maximum potential total return, consistent with minimizing the overall volatility of the fund. The return objective over a business cycle is to exceed a benchmark fund of 40% Lehman Brothers’ Intermediate Government/Corporate Bond Index and 60% S&P 500 Equity Index.

M&I Aggressive Balanced Fund—is a collective fund managed by M&I Investment Management Corp. which seeks maximum potential total return, consistent with minimizing the overall volatility of the fund. The return objective over a business cycle is to exceed a benchmark fund of 20% Lehman Brothers’ Intermediate Government/Corporate Bond Index and 80% S&P 500 Equity Index.

Fresh Brands Stock Fund—is a unitized fund that seeks long-term capital growth. Dividend income is of secondary importance. The fund invests in Fresh Brands, Inc. (ticker symbol: FRSH) common stock and cash.

American Century International Growth Fund—is a collective fund managed by American Century Investment Management which seeks capital growth. The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

MFS New Discovery Fund—is a collective fund managed by MFS Investment Management which seeks capital appreciation. The fund normally invests at least 65% of assets in equities of companies that the advisor believes have superior growth prospects, generally focusing on companies in the Russell 2000 Index.

Vanguard Index 500 Fund—is a collective fund managed by Vanguard Investment Management which seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

M&I Diversified Income Fund—is a collective fund managed by M&I Investment Management Corp. Its objective is to achieve investment return primarily through production of income with capital appreciation as a secondary concern. The fund allocates a maximum of 30% of its assets to equity securities.

Davis New York Venture A Fund—is a collective fund managed by Davis Investment Management which seeks growth of capital. At least 70% of the Fund’s assets will be invested in common stocks and other equity-type securities, including convertible debentures, preferred stocks, convertible preferred stocks and warrants.

Strong Opportunity Fund—is a collective fund managed by Strong Investment Management which seeks capital growth. The fund concentrates on stocks of medium-sized companies, typically those stocks with smaller capitalization and higher risk.

T Rowe Price Growth Stock Fund—is a collective fund managed by T Rowe Price Associates which seeks long-term growth of capital. At least 75% of the Fund’s assets will be invested in common stocks of well established growth companies.

T Rowe Price Mid-Cap Value Fund—is a collective fund managed by T Rowe Price Associates which seeks long-term capital appreciation by using a value-oriented approach. The Fund invests in common stocks of medium sized companies believed to be undervalued in the marketplace.

Loans to Participants—A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 5 years or 15 years if used for the purchase of a primary residence. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the life of the note. The interest rates for outstanding loans ranged from 4.25% to 9.13% as of December 31, 2003 and 2004.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments, except for the M&I Stable Principal Fund, are reflected at values quoted at the valuation date. The fair value of the participation units in the common collective funds is based on the fair value of the underlying assets, as reported to the Plan by the Trustee. The M&I Stable Principal Fund is a common collective fund that invests in fully benefit-responsive investment contracts. The investments in this fund are stated at contract value which approximates fair value. Purchases and sales of transactions are recorded on a trade-date basis.

Risks and Uncertainties—The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts in the financial statements of the Plan.

Administrative Expenses—The Company pays all administrative expenses of the Plan except for the Trustee fees.

Estimates Used in the Preparation of Financial Statements—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

The Trustee of the Plan, M&I Trust Company N.A., held the Plan’s investments and executed transactions therein.

The fair value of individual assets that represent five percent or more of the Plan’s net assets as of December 31, 2004 and 2003, are as follows:

	2004	2003
Fresh Brands, Inc. Common Stock*	$2,346,917	$4,271,773
Davis New York Venture Fund	1,335,262	--
Vanguard Index 500 Fund	--	4,360,986
M&I Stable Principal Fund*	--	3,059,002
M&I Aggressive Balanced Fund*	--	2,574,112
M&I Growth Balanced Fund*	--	1,526,280
Strong Opportunity Fund	--	1,577,707

*Party-in-interest

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Net appreciation (depreciation) in fair market value
of investments:
Equity mutual funds	$1,003,290	$1,874,932
Common collective fixed income funds	401,155	759,753
Fresh Brands, Inc. Common Stock	(1,231,275)	(3,152,830)

Net appreciation (depreciation) in fair market value
of investments	$173,170	$(518,145)

4.	RELATED PARTY TRANSACTIONS

The Plan periodically invests in common collective funds managed by the Trustee and in securities of the Company. All transactions between the Plan, the Company, the Trustee, and the participants are considered party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 302,828 and 388,343 shares, respectively, of common stock of Fresh Brands, Inc. the parent company of the sponsoring employer, with a cost basis of $1,064,500 and $3,020,996, respectively.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 17, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in all employer contributions.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Cash	Cash	$ 175,630
Registered investment companies:
Davis New York Venture Fund, Inc.	Venture Fund A	1,335,262
Employer-related investments:
Fresh Brands, Inc.*	Fresh Brands Common Stock	2,346,917
Loans to participants*	Participant loans, interest
	rates ranging from 4.25% to 9.13%	34,692

Total assets (held at end of year)		$3,892,501

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Fresh Brands Distributing Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN
By: Marshall & Ilsley Trust Company

Date: June 29, 2005	By: /s/ William Grow Vice President

EXHIBIT INDEX

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Deloitte & Touche LLP	17